September 2, 2022

Via Electronic Mail

Anna Abramson

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange

Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Ryan Rohn, Stephen Krikorian, Jeff Kauten, and Joshua Shainess

Re:	mCloud Technologies Corp.

Amendment No. 6 to Registration Statement on Form F-1

Filed August 22, 2022

File No. 333-264859

To whom it may concern:

mCloud Technologies Corp. (“we” or the “Company” or “mCloud”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 1, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 6 to the Registration Statement on Form F-1 filed on August 22, 2022 (the “Registration Statement”). We respectfully believe that this response will fully address your comment and an amendment to the Registration Statement is not required. We are concurrently submitting via EDGAR this letter.

In this letter, we have broken out the comment from the Staff into four parts for ease of review, with each of the four parts recited in bold type, and have followed each part of the comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 6.

Amendment No. 6 to Registration Statement on Form F-1

Notes to the Condensed Consolidated Interim Financial Statements Note 4 - Revenue, page F-70

Please clarify in detail why you are reversing revenue during the period ended June 30, 2022 for services that had been performed in prior periods. In this regard, provide your accounting analysis supporting why the termination of that arrangement is being recorded as a contract modification. Refer to IFRS 15.18 through 21.

In an agreement (the “Agreement”) dated April 28, 2022, Agnity and its customer agreed to the cancellation of a Statement of Work (“SOW”) and all related purchase orders associated with the SOW due to certain technical compliance issues arising during project implementation, which resulted in the end- user terminating the project. Under the terms of the cancellation, any amounts relating to services previously provided are not required to be paid. The carrying value of these amounts included in accrued receivables was approximately USD $1.2 million at March 31, 2022. Additionally, the customer was granted a USD $0.8 million settlement credit to be applied against amounts due on future invoices for opportunities specified in the Agreement. The customer reserves the right to request cash payment for any settlement credits remaining at December 31, 2022. The settlement credit is based on amounts previously invoiced to and paid by the customer under the cancelled SOW.

The Agreement and resulting cancellation of the SOW and related purchase orders is considered a contract modification under revenue recognition standards. The settlement credit of $0.8 million constitutes “consideration payable to a customer” as defined under IFRS 15 and therefore represents an adjustment to the transaction price agreed under the SOW. Similarly, an agreement with a customer to adjust amounts owed is a price concession and is therefore also treated as a reduction to the agreed upon purchase price in the SOW. In certain circumstances, judgment can apply in determining whether an amount owed by a customer is treated as a “bad debt expense” and accounted for under IFRS 9 Financial Instruments; however, based on the facts and circumstances associated with this Agreement, there are no concerns with respect to the customer’s creditworthiness and ability to pay which are requisite conditions to recording an expected credit loss under IFRS 9. The SOW was not cancellable and was not yet completed at the date of the Agreement. Management’s decision to allow the customer to exit the contract without demand for the balance owed was a business decision made to preserve the business relationship with the customer. Prior to March 31, 2022, there was no indication that the customer desired to cancel the contract and discussions in relation to the modification commenced and were concluded in April 2022. Additionally, there have been no historical instances of price concessions made with this or other customers. Accordingly, the full amount of benefits to the customer from the cancellation have been accounted for under IFRS 15 and reversed from revenue in 2022, the period during which the modification occurred.

Additionally, explain why the one-time payment from Agnity received on July 29, 2022 will be recorded as a non-revenue item as disclosed on page 65 and explain whether that payment is consideration for surrendering control of Agnity.

On October 27, 2016, several Agnity entities and Flow Capital Corp. (“Flow”) entered into an Amended and Restated Royalty Purchase Agreement (the “A&R Royalty Agreement”), pursuant to which, among other things, Agnity was required to make certain payments to Flow based on aggregate quarterly sales (“royalty payments”). The royalty payments are consideration for installments previously made to Agnity and interest accrued on those installments. For clarity, no services, goods or intellectual property were provided to Agnity as part of the A&R Royalty Agreement. On January 22, 2019, Flow assigned its interest in the A&R Royalty Agreement, including accrued but unpaid Royalty Payments, to mCloud and mCloud became Flow’s successor in interest to the A&R Royalty Agreement and to the unpaid Royalty Payments. On April 22, 2019 the A&R Royalty Agreement was amended (the “Amendment” and the A&R Royalty Agreement as amended by the Amendment are together the “Amended Royalty Agreement”). Pursuant to the Amended Royalty Agreement, Agnity

and mCloud established an operations committee (the “Operations Committee”) for the purposes of monitoring, evaluating and ensuring compliance with the terms of the Amended Royalty Agreement, and for the purposes of mutual value creation.

On or about July 29, 2022, all of the common stock (ie. voting interest) of Agnity was acquired by a third party unrelated to mCloud (the “Agnity Acquisition”). Under the terms of the Amended Royalty Agreement, this transaction resulted in mCloud receiving a one-time lump sum payment (the “Final Royalty Payment”) from Agnity to settle and extinguish the Amended Royalty Agreement.

The Final Royalty Payment does not constitute revenue from a contract with a customer as contemplated by IFRS 15. IFRS 15 defines a customer as a party that has contracted with an entity to obtain goods and services that are an output of the entity’s ordinary activities in exchange for payment. Using this definition, as there was no transfer of goods or services under the Amended Royalty Agreement, the Amended Royalty Agreement does not constitute a contract with a customer. The one-time Royalty Payment made to mCloud as a result of the Agnity Acquisition is not within the scope of IFRS 15 and therefore cannot be recorded as revenue.

That is, please describe how you will be report the loss of control over Agnity. Refer to IFRS 10.25 and 26. Tell us whether the loss of control in Agnity will be reported as discontinued operations under IFRS 5.

In conjunction with the variability of returns presented by the Amended Royalty Agreement, mCloud determined it had control over Agnity under IFRS 10 for accounting purposes as the Company had the right to nominate the majority of Agnity’s Operations Committee and, therefore, the right and ability to direct relevant activities. However, since the Company had no voting rights and no equity interest in Agnity, the non-controlling interest (“NCI”) was measured at 100% of the “acquired” identifiable assets of Agnity. mCloud consolidated the operations of Agnity since the date of control despite having no voting rights and no equity interest in Agnity.

As discussed above, on July 29, 2022, all of the common stock (ie. voting interest) of Agnity was acquired by a third party unrelated to mCloud. The Agnity Acquisition resulted in mCloud losing control of Agnity as a result of mCloud no longer being entitled to participate in the Operations Committee. As a result of mCloud no longer having control over Agnity, mCloud will cease consolidation of Agnity as of July 29, 2022, and derecognize any amounts in the statement of financial position as of that date, including goodwill, intangible assets, contract assets and liabilities and cumulative translation differences. The Company has not yet completed its analysis for the accounting for the transaction.

While the Company has not completed its accounting analysis for the transaction, it did consider the relevance of IFRS 5 Non-current assets held for sale and discontinued operations (“IFRS 5”) as part of the preparation of the June 30, 2022 interim financial statements. In accordance with the requirements of IFRS 5.32, only components of an entity that have been disposed of or are classified as held for sale can be considered discontinued operations. The Company concluded that in this situation loss of control as a result of an agreement is not a disposal as the Company did not have an ownership interest, and therefore that Agnity will not be presented as a discontinued operation.

Please consider whether pro forma financial information is necessary to report the loss of control of Agnity. See Article 11 of Regulation S-X.

Per Article 11 of Regulation S-X of the Securities and Exchange Act, § 210.11-01, pro forma information is required if a disposition either by sale, abandonment or distribution to shareholders has occurred and such disposition is not fully reflected in the financial statements included in a registrant’s filing.

As mCloud did not have an ownership interest in Agnity. Agnity’s acquisition by an unrelated third party did not constitute a disposition either by sale, abandonment or distribution by mCloud to its shareholders. Because no disposition as contemplated under Article 11 occurred, pro forma financial information is not required.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel Marc Ross of Sichenzia Ross Ference LLP at (212) 930-9700 or mross@srf.law.

mCloud Technologies Corp.

/s/ Russell H. McMeekin

Name: Russell H. McMeekin

Title: Chief Executive Officer